Filed by Epicor Software Corporation Pursuant to Rule 425

Under the Securities Act of 1933

Commission File No.: 333-114475

Subject Company: Scala Business Solutions N.V.

Set forth below is the text of a joint press release issued by Epicor Software Corporation and Scala Business Solutions N.V. on June 14, 2004.

For immediate release

Contacts:	Valerie Brodie	Neville Hobson
	VP, IR & Corporate Communications	VP Corporate Communication
	Epicor Software Corporation	Scala Business Solutions
	Irvine, CA, USA	Amsterdam, The Netherlands
	Phone +1 949-585-4293	Phone +31 20 427 4361
	E-mail vbrodie@epicor.com	E-mail neville.hobson@scala.net

Epicor Declares Public Offer for

Scala Business Solutions N.V. Unconditional

93.2% of Scala Shareholders Tender Shares

IRVINE, Calif., USA, and AMSTERDAM, The Netherlands—June 14, 2004—Epicor® Software Corporation (NASDAQ: EPIC) and Scala® Business Solutions N.V. (Euronext: A.SCALA) today announced that Epicor declares its public offer to acquire all issued and outstanding ordinary shares in Scala Business Solutions unconditional.

“We believe that the acquisition of Scala Business Solutions is key to enabling Epicor to expand its midmarket leadership position in the global marketplace, enabling our customers with even greater software applications that deliver value and impact productivity,” said George Klaus, chairman, CEO and president of Epicor Software Corporation. “The combined company will have the reach and scale to support global multinationals as well as midmarket enterprise customers with an enhanced worldwide infrastructure for sales, consulting and support and a strong partner channel,” said Klaus.

“The combination of Scala and Epicor will create the largest independent midmarket ERP solutions provider based on a Microsoft .NET and Web services environment,” said Andreas Kemi, CEO of Scala Business Solutions. “The two companies will become a strong combined global organization delivering software and services to customers in every major developed market area in North America, Europe and Asia Pacific as well as in key emerging markets such as Central and Eastern Europe, Russia, China and Latin America,” said Kemi.

“Numerous synergies between the two companies will present significant opportunities for growth and profitability,” said Robert Anderson, Gartner analyst and research director. “Both have been successful in their respective markets—Scala deriving over 75% of its revenue from Europe supporting multinational subsidiaries and divisions of larger corporations with its integrated enterprise solutions, and Epicor with over 75% of its revenues coming from North America delivering industry-specific enterprise solutions for manufacturers, distributors, service oriented companies and hospitality organizations. Together, the two companies create a price-to-value proposition signaling the emergence of one of the more important midmarket ERP players to follow in the near term.”

As of the tender closing date, approximately 21.7 million Scala Shares have been tendered into the Offer. Upon the delivery of these Scala Shares, Epicor will hold approximately 93.2% of the issued share capital of Scala. In accordance with the terms and conditions described in the Offering Memorandum and the Prospectus, Epicor will pay US$ 1.8230 in cash and deliver 0.1795 shares of Epicor common stock (and accompanying preferred stock purchase rights) for each validly tendered and delivered Scala Share ultimately on June 18, 2004.

Epicor will conduct a subsequent tender period for holders of Scala Shares who have not yet tendered their shares. Those holders may do so from June 15 until July 5, 2004 and receive the offer price as described in the Offering Memorandum and the Prospectus. Payment of the offer price with respect to the Scala Shares tendered in the subsequent tender period will take place ultimately on July 8, 2004.

About Epicor Software Corporation

For 20 years, Epicor has been a recognized leader dedicated to providing integrated enterprise software to midmarket companies around the world. With over 15,000 customers, Epicor has delivered end-to-end, industry-specific solutions that enable companies to immediately improve business operations and build competitive advantage. Epicor’s comprehensive suite of integrated software solutions for Customer Relationship Management, Financial Management, Manufacturing, Supply Chain Management and Professional Services Management, provide the scalability and flexibility to support long-term growth. Epicor’s solutions are complemented by a full range of services, providing single point of accountability to promote rapid return on investment and low total cost of ownership. Epicor’s worldwide headquarters is located in Irvine, California with offices and affiliates around the world. For more information, visit the company’s Web site at www.epicor.com.

About Scala Business Solutions

Scala Business Solutions offers a collaborative ERP system to make business simple. Whether companies do business in established or emerging markets, or even in some of the world’s most difficult-to-get-to places, Scala offers them the most complete, integrated ERP, CRM and SCM solution on a Web services platform to help them increase their business efficiency and productivity.

Scala has the local know-how and expertise to deliver results for businesses anywhere in the world, gained from over 25 years working with international companies and their subsidiaries and divisions in all types of industries. Scala delivers software and services which support local currencies, accounting regulations and legal requirements in more than 30 languages in over 140 countries.

Scala is listed on the Euronext Amsterdam Stock Exchange (symbol: SCALA). 2003 revenue was US$ 69.1 million.

Visit Scala’s Web site at www.scala.net for press information including press releases, information for investors, and company and product information.

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Epicor is a registered trademark of Epicor Software Corporation. All other trademarks referenced are the property of their respective owners.

© 2004 Scala Business Solutions NV. All rights reserved. The Scala logo, Scala® and iScala® are registered trademarks. Other trademarks or registered trademarks are the property of their respective owners.

Forward-Looking Statements

Management of Epicor Software Corporation and Scala Business Solutions NV believe certain statements in this press release may constitute forward-looking statements with respect to the financial condition, results of operations and activities of Epicor and Scala with respect to these items.

These forward looking statements include statements regarding the expected benefits of the transaction, including the combined company’s market leadership and enhanced worldwide infrastructure and other statements that are not historical fact. These forward-looking statements are based on currently available data together with management’s views and assumptions regarding future events as of the time the statements are made. Actual results may differ materially from those expressed or implied in the forward-looking statements.

Such risks and uncertainties include but are not limited to, the companies’ ability to integrate operations and retain key personnel; changes in the demand for enterprise resource planning products, particularly in light of competitive offerings; the timely availability and market acceptance of new products and upgrades; the impact of competitive products and pricing; the discovery of undetected software errors; the companies’ ability to realize the synergies and operating efficiencies anticipated from the acquisition and Epicor’s other acquisitions; changes in the financial condition of the companies’ major commercial customers and the companies’ future ability to continue to develop and expand their product and service offerings to address emerging business demand and technological trends and other factors discussed in Epicor’s Quarterly report on Form 10-Q for the period ended March 31, 2003. As a result of these factors the business or prospects expected by the company as part of this announcement may not occur. The companies undertake no obligation to revise or update publicly any forward-looking statements.

Additional Information and Where to Find It

Epicor has filed a registration statement on Form S-4 containing a prospectus and as of May 13, 2004 made available an offering memorandum in connection with the public offer. The shareholders of Scala are urged to read these documents and other relevant materials when they become available because they contain important information about the Offer, Epicor and Scala. Investors and shareholders may obtain free copies of these documents and other documents filed with the SEC at the SEC’s Web site at www.sec.gov. In addition, investors and shareholders may obtain free copies of the documents filed with the SEC by Epicor on Epicor’s Investor Relations page on its corporate Web site at www.epicor.com/company/investor/ or on Scala’s Investor Relations page on its corporate Web site, www.scala.net/investors/epicor/.

The prospectus is not a prospectus as referred to in article 3 paragraph 2 sub b of the 1995 Act on the Supervision of the Dutch Securities Trade (Wet toezicht effectenverkeer 1995). The Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten) has granted Epicor a dispensation from the requirement pursuant to article 3 paragraph 1 of the aforementioned Act.